March 12, 2007

Camlex Management
   agent for service for
ICP Solar Technologies Inc.
8275 S. Eastern Ave., Suite 200
Las Vegas, Nevada 89123

      Re: ICP Solar Technologies Inc.
              Amendment No. 2 to Registration Statement on Form SB-2
              Filed February 14, 2007
              File No. 333-138693

Ladies and Gentlemen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 31

1.   We note your response to prior comment 5. Please address the following:
- Reconcile your disclosure that "[t]he ICP Stockholders hold 0% of ICP" with the fact that they own 20,000,000 Class A Exchangeable Shares of equity securities issued by ICP;
- Reconcile your disclosure that "[t]he ICP Stockholders have no voting . . . rights in any of the subsidiaries of the Company" with paragraph III(3) of the Articles of Incorporation of Exchangeco (filed as Schedule A to Exhibit 10.10), which states that these holders may have voting rights under applicable law; and

- Reconcile your disclosure that "[t]he ICP Stockholders have no . . . participating rights in any of the subsidiaries of the Company" with paragraph III(2)(a) of the Articles of Incorporation of Exchangeco, which states that these holders maintain a liquidation preference over holders of common shares.

2.   We note your response to prior comment 6. In light of your response to prior comment 11, please revise your disclosure to clarify whether the trust shares will be cancelled on a one for one basis in the event that, rather than converting the Exchangeable Class A ExchangeCo Shares, you exercise your retraction call rights. Also disclose the nature of the consideration you will provide in order to purchase the ExchangeCo shares when you exercise your retraction call right.

3.   We note your response to prior comment 9. Please revise your disclosure to address all material changes to your bylaws. We note, for example, that while previously your bylaws could be amended by shareholders, they now may only be amended by the board of directors. Please also revise the footnotes to your exhibit index to accurately reflect the location of the exhibit containing your bylaws.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-2617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Richard Raymer, Esq. – Hodgson Russ LLP